EXHIBIT 10.56

Grant of Options to Non-Employee Directors

On June 27, 2007, Centillium Communications, Inc. (the "Company") granted to each non-employee member of the Company's Board of Directors, consisting of Messrs. Jere Drummond, Kamran Elahian, Robert C. Hawk and Sam Srinivasan, an option to purchase 100,000 shares of the Company's common stock. Each of these options was granted under the Company's 1997 Stock Plan, has an exercise price of $1.97 share and shall vest as to 25% of the shares subject to such option on each of the first four anniversaries of the date of grant.